Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Formation
NeOnc Technologies, Inc.	California
JandB Holdings, LLC	Delaware
NuroMENA Holdings Ltd.	United Arab Emirates